Exhibit 21.1

List of Subsidiaries of Ruckus Wireless, Inc.

Ruckus Wireless International, Inc.	Delaware
Ruckus Wireless Brasil Representacoes LTDA	Brazil
Ruckus Wireless Network Technology (Shenzhen) Co., Ltd.	China
Ruckus Wireless Private Limited	India
Ruckus Wireless IL Limited	Israel
Ruckus Wireless Japan GK	Japan
Ruckus Wireless UK Limited	United Kingdom
Ruckus Wireless Singapore Pte Ltd	Singapore